June 18, 2009

Avery Pack
Chief Executive Officer
Amalgamated Pictures Corp.
35 JA Ely Blvd.
Dania Beach, FL 33004

RE: Amalgamated Pictures Corp.
          Form 10-K for the fiscal year ended December 31, 2008
          Form 10-Q for the quarterly period ended March 31, 2009

File No. 000-51871

Dear Mr. Pack:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2009
Item 4T – Controls and Procedures

1. In light of the fact that the Company has not made any changes in internal control over financial reporting during the quarter ended March 31, 2009 as you have disclosed in Item 4T, please explain the basis for management's conclusion that the Company's disclosure controls and procedures are effective as of March 31, 2009 to ensure that all material information required to be filed in the quarterly report on Form 10-Q has been made known to your Chief Executive Officer and Chief Financial Officer. We are unclear as to how your disclosure controls and procedures could be effective at this date when they were not effective as of December 31, 2008 as disclosed in Item 9A of the Company's Annual Report on Form 10-K. Please advise or revise as appropriate.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or me at (202) 551-3813 if you have questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Avery Pack, Chief Executive Officer
(305) 428-2546